Exhibit 99.2

Olympus Pacific Minerals Inc.
Notice To The Reader
The accompanying unaudited interim condensed consolidated financial statements (“Financial Statements”) and all information contained in the management discussion and analysis for the period ended September 30, 2012 have been prepared by and are the responsibility of the management of Olympus Pacific Minerals Inc. and its subsidiaries.

The Audit Committee of the Board of Directors, consisting of three members, has reviewed the Financial Statements and related financial reporting matters.

The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Consolidated Statement of Comprehensive Income
For the three months ended September 30, 2012

	3 months	3 months
(US$) (unaudited)	September 30, 2012	September 30, 2011
Sales	19,169,500	12,465,251
Cost and expenses
Cost of sales	9,951,426	6,181,082
Amortization	4,661,534	2,416,746
Royalty expense	2,203,781	2,229,374
Environmental fees	791,433	-
Exploration	384,472	489,297
Stock-based compensation (note 25)	613,181	314,738
Interest and accretion on term loans	2,434,942	2,566,353
Derivatives – fair value revaluation	(588,665)	(5,714,696)
Corporate and administrative expenses	2,199,919	2,293,063
	22,652,023	10,775,957
Other (income)/expense
Interest expense (net of interest income)	149,159	18,561
Other expense (income)	2,397	(3,300)
Loss on disposal of capital assets	-	(153)
Foreign exchange loss (gain)	438,534	(678,516)
	590,090	(663,408)

(Loss) income for the period before income tax	(4,072,613)	2,352,702
Income tax (recovery) expense	(406,661)	1,933,527
Total comprehensive (loss) income for the period	(3,665,952)	419,175

Attributable to:
Equity owners	(3,843,280)	(172,325)
Non-controlling interest	177,328	591,510
	(3,665,952)	419,175

Loss per share attributable to equity owners (note 8)
Basic	(0.010)	(0.000)
Diluted	(0.010)	(0.004)

See accompanying notes to the Financial Statements

1 | Olympus First Quarter 2013

Consolidated Statement of Financial Position
As at September 30, 2012

US$ (unaudited)	Notes	September 30, 2012	June 30, 2012
ASSETS
Non-current
Advances on plant & equipment		86,093	147,247
Property, plant & equipment	10	31,091,778	32,826,934
Deferred exploration and expenditure	11	22,345,748	21,428,562
Deferred development expenditure	12	10,665,342	10,636,534
Mine properties	13	36,567,956	37,165,314
		100,756,917	102,204,591
Current
Cash and cash equivalents	14	4,386,535	3,397,728
Trade and other receivables	15	2,366,635	1,614,115
Inventories	16	12,018,360	11,295,411
Other financial assets	17	1,862,678	2,605,304
		20,634,208	18,912,558
Total assets		121,391,125	121,117,149

SHAREHOLDER EQUITY
Equity attributable to equity owners
Issues capital and reserves	24	130,108,988	129,495,807
Deficit		(84,946,438)	(81,103,158)
		45,162,550	48,392,649
Non-controlling interest		2,346,740	2,169,412
Total shareholders’ equity		47,509,290	50,562,061

LIABILITIES
Non-current
Provisions	18	1,146,165	1,151,327
Derivative financial liabilities	19	4,233,453	6,063,607
Convertible notes	21	26,004,298	24,320,588
Deferred tax liabilities		6,531,522	7,228,227
		37,915,438	38,763,749
Current
Provisions	18	1,277,748	1,219,683
Derivative financial liabilities	19	4,521,490	3,280,000
Trade and other payables	22	14,740,921	14,323,461
Other financial liabilities	23	668,214	872,782
Interest-bearing loans and borrowings	20	13,755,172	11,474,321
Convertible notes	21	1,002,852	621,092
		35,966,397	31,791,339
Total liabilities		73,881,835	70,555,088

Commitments, contingencies and contractual obligations	27

Total liabilities and shareholders’ equity		121,391,125	121,117,149

See accompanying notes to the Financial Statements

2 | Olympus First Quarter 2013

Consolidated Statement of Changes in Equity
For the three months ended September 30, 2012

US$	Issued Capital	Deficit	Reserves	Non-Controlling Interest	Total Equity
Balance at July 1, 2012 (audited)	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
Income (loss) for the three-month period	-	(3,843,280)	-	177,328	(3,665,952)
Options granted and vested (Note 24)	-	-	613,181	-	613,181
Balance at September 30, 2012 (unaudited)	135,134,697	(84,946,438)	(5,025,709)	2,346,740	47,509,290

For the three months ended September 30, 2011
Balance at July 1, 2011 (unaudited)	135,836,094	(67,508,371)	(5,121,206)	5,208,138	68,414,655
Income (loss) for the three-month period	-	(172,335)	-	591,509	419,174
Issue of share capital	83,785	-	-	-	83,785
Options granted and vested	-	-	314,835	-	314,835
Balance at September 30, 2011 (unaudited)	135,919,879	(67,680,706)	(4,806,371)	5,799,647	69,232,449

See accompanying notes to the Financial Statements

3 | Olympus First Quarter 2013

Consolidated Statement of Cash Flows
For the three months ended September 30, 2012

	3 months	3 months
US$ (unaudited)	September 30, 2012	September 30, 2011
Operating activities
Income (loss) for the period after tax	(3,665,952)	419,175
Items not affecting cash
Amortization	4,661,534	2,416,746
Loss of disposal of capital assets	-	(153)
Stock-based compensation expense	613,181	314,738
Deferred income tax	(436,012)	424,979
Derivatives revaluation	(588,665)	(5,714,696)
Interest and accretion of term loans	1,963,769	2,062,920
Unrealized foreign exchange	305,612	(796,782)
ARO accretion adjustment	86,828	20,789
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	(9,893)	(1,588,411)
Trade and other payables	313,790	5,619,888
Inventory	(1,057,995)	(3,127,615)
Cash provided by (used in) operating activities	2,186,198	51,578
Investing activities
Deferred exploration and development costs	(2,732,236)	(4,486,532)
Acquisition of property, plant and equipment	(730,132)	(1,948,228)
Cash used in investing activities	(3,462,368)	(6,434,760)
Financing activities
Capital lease payments	(449,568)	(646,042)
Proceeds from secured bank loan	1,744,781
Cash provided by (used in) financing activities	1,295,213	(646,042)
Increase (decrease) in cash during the period	19,043	(7,029,224)
Cash – beginning of the period	4,367,768	11,494,263
Effect of foreign exchange rate changes on cash	(276)	(97,271)
Cash – end of period	4,386,535	4,367,768

Supplemental information
Interest paid	534,555	781,920
Income taxes paid	-	-

See accompanying notes to the consolidated financial statements

4 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

1. Corporate Information
The unaudited interim condensed consolidated financial statements (“Financial Statements”) of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) for the three-month period ended September 30, 2012 were authorized for issue in accordance with a resolution of the Company’s board of directors on November 8, 2012. Olympus is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publically traded. Its common shares are traded on the Toronto Stock Exchange, the Australian Securities Exchange and the OTCQX in the United States of America.

The principal activities of the Company and its subsidiaries (the “Group”) are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company has two key properties located in Central Vietnam: the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in Central Malaysia: The Bau Gold property; and, one key property in the Northern Philippines: The Capcapo Gold property.

2. Statement of Compliance
These Financial Statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. The Financial Statements do not include all of the information and disclosure required in the annual financial statements, and should therefore be read in conjunction with the annual financial statements for the year ended June 30, 2012, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).

3. Basis of Preparation and Going Concern
The Financial Statements are presented in United States (“US”) dollars, which is the Company’s functional and the Group’s presentation currency.

These Financial Statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

During the three-month period ended September 30, 2012, the Group incurred a net loss of US$3.7 million, as of that date, the Group’s current liabilities exceeded its current assets by US$15.3 million. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The Phuoc Son Mine has now resumed normal operations. The ability of the Company to continue as a going concern depends upon its ability to continue profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.

These consolidated statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. If the “going concern” assumption was not appropriate for these Financial Statements, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated balance sheet classification, which could be material, may be necessary.

4. Accounting Policies
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2012 as described in those annual financial statements.

5. Significant Accounting Judgments, Estimates and Assumptions
The preparation of these Financial Statements for the Group in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Financial Statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is described in the annual financial statements for the year ended June 30, 2012.

6. Change in Accounting Policies, New Standards and Interpretations
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended IFRS or interpretations applicable to the Group which were issued and were effective at July 1, 2012.

5 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

7. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

▪	The Company’s Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

▪	The Company’s Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.

Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the Financial Statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

All revenues are transacted via one merchant on behalf of external customers unknown to the Company.

US$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non-current assets	Current assets	Liabilities
At September 30, 2012
Vietnam	30,710,011	10,430,294	10,665,342	4,741,519	86,093	56,633,259	17,871,199	20,471,914
Malaysia	132,284	11,915,454	-	31,276,437	-	43,324,175	781,659	6,277,159
Other	249,483	-	-	550,000	-	799,483	1,981,350	47,132,762
Total	31,091,778	22,345,748	10,665,342	36,567,956	86,093	100,756,917	20,634,208	73,881,835

At June 30, 2012
Vietnam	32,461,421	10,764,709	10,636,534	5,338,877	147,247	59,348,789	16,122,295	18,560,034
Malaysia	139,248	10,663,853	-	31,276,437	-	42,079,537	131,511	6,943,850
Other	226,265	-	-	550,000	-	776,265	2,658,752	45,051,205
Total	32,826,934	21,428,562	10,636,534	37,165,314	147,247	102,204,591	18,912,558	70,555,089

For the three months ended	September 30, 2012		September 30, 2011
US$	Revenue	Total comprehensive income (loss)	Revenue	Total comprehensive income (loss)
Vietnam	19,169,500	865,875	12,465,249	(188,946)
Malaysia	-	605,713	-	(494,601)
Other	-	(5,137,541)	-	1,102,721
Total	19,169,500	(3,666,952)	12,465,249	419,174

6 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

8. Earnings Per Share
For the three months ended September 30	2012	2011
Basic Earnings per Share Attributable to Equity Owners
Earnings (loss) for the period (US$)	(3,843,280)	(172,335)
Weighted average number of common shares outstanding	378,781,186	375,892,595
Basic Earnings per Share (US$)	(0.010)	(0.000)
Diluted Earnings per Share Attributable to Equity Owners
Earnings (loss) for the period (US$)	(3,843,280)	(172,335)
Elimination of interest expense for convertible debt instruments, where dilutive (US$)	-	523,362
Elimination of fair value revaluation of derivatives associated with convertible debt, where dilutive (US$)	-	(1,729,245)
Net earnings (loss) used to calculate diluted earnings per share (US$)	(3,843,280)	(1,378,218)
Weighted average number of common shares outstanding	378,781,186	375,892,595
Dilutive effect of stock options outstanding and convertible notes(US$)	112,177	2,295,150
Dilutive effect of convertible debt instrument (US$)	-	347,898
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,893,363	378,535,643
Diluted earnings (loss) per share (US$)	(0.010)	(0.004)

Basic earnings per share is calculated by dividing the net profit (loss) for the period attributable to the equity owners of Olympus by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is based on basic earnings (loss) per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

7 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

9. Business Combinations

The Group did not make any business combinations during the three-month period ended September 30, 2012.

Prior year business combinations
Bau Gold Project - Increase in investment in North Borneo Gold
On September 30, 2010, the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd by January 2014, subject to payments to be made in several tranches.

The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an equity transaction and has recorded in other reserves the premium paid on the purchase on a pro rata basis of the fair value of the non-controlling interest initially recognized on acquisition.

The transactions can be summarized as follows:

	Purchase Price (US$)	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding (%)
Tranche 1	7,500,000	9/30/2010	31,250	62.55
Tranche 2	7,500,000	10/30/2010	31,250	75.05
Tranche 3a	6,000,000	5/20/2011	13,700	80.53
Tranche 3b	3,000,000	1/20/2012	6,800	83.25
Tranche 3c	2,000,000	1/28/2013	4,500	85.05
Tranche 4a	3,000,000	9/13/2013	7,000	87.85
Tranche 4b	6,000,000	1/21/2014	14,250	93.55
Total			108,750	93.55

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled. The condition subsequent requires the vendor to obtain:

(a)
all renewals or grants (as applicable) of mining licenses and mining certificates relating to the Jugan Hill deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan Hill, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

(b)
all ministerial, Governor and other regulatory approvals to ensure that the mining licenses and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations.

Conditions to be met before settlement of each tranche are as follows:

Tranche 1:	Has no conditions.

Tranche 2:	Amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3:
If the condition subsequent noted above has been met by January 1, 2013 settlement of the Tranche 3c payment occurs. If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.

On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4:	Has no conditions.

8 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth”) (a Philippine company in the process of incorporation in which the Company will hold a 40 percent interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarch, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of the Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3 percent of the gross value of production from the Capcapo Gold Project or 6 percent of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

9 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

10. Property, Plant and Equipment
US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	September 30, 2012
At July 1, 2012 net of accumulated depreciation	1,692,847	17,065,925	13,350,089	718,073	32,826,934
Additions	13,289	656,656	30,912	90,429	791,286
Reclassifications	6,593	93,097	202,030	(301,720)	-
Depreciation	(120,250)	(1,432,971)	(978,199)	-	(2,531,420)
Translation adjustments	-	4,978	-	-	4,978
At September 30, 2012, net of accumulated depreciation	1,592,479	16,387,685	12,604,832	506,782	31,091,778
At September 30, 2012: Cost	3,241,344	33,290,311	21,127,477	652,267	58,311,399
Accumulated depreciation	1,560,905	15,184,160	8,006,556	-	24,751,621
Impairment charge	88,000	1,718,000	547,000	115,000	2,468,000
Net carrying amount	1,592,439	16,388,151	12,573,921	537,267	31,091,778

US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	June 30, 2012
At January 1 , 2012, net of accumulated depreciation	1,899,978	19,064,092	15,198,968	775,077	36,938,115
Additions	79,463	2,308,784	210,983	512,645	3,111,875
Disposals	-	(6,348)	-	-	(6,348)
Reclassifications	38,782	38,462	377,405	(454,649)	-
Impairment charge	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)
Depreciation	(237,376)	(2,620,023)	(1,890,267)	-	(4,747,666)
Translation adjustments	-	(1,042)	-	-	(1,042)
At June 30, 2012, net of accumulated depreciation	1,692,847	17,065,925	13,350,089	718,073	32,826,934
At June 30, 2012: Cost	3,221,462	32,527,232	20,925,447	833,073	57,507,214
Accumulated depreciation	1,440,615	13,743,307	7,028,358	-	22,212,280
Impairment charge	88,000	1,718,000	547,000	115,000	2,468,000
Net carrying amount	1,692,847	17,065,925	13,350,089	718,073	32,826,934

The carrying value of plant and equipment held under finance leases at September 30, 2012 is US$1,175,287 (June 30, 2012: US$1,044,917).

Included in the net carrying value of buildings, plant & equipment and infrastructure at September 30, 2012 were amounts of US$0.2 million, US$1.7 million and US$1.7 million respectively (June 30, 2012 were amounts of US$0.2 million, US$1.8 million and US$1.9 million respectively) for interest and borrowing costs capitalized for the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

Plant and equipment with a carrying value of US$11,245,393 at September 30, 2012 has been pledged as security for a bank loan (Note 20).

An impairment charge has been recognized on property, plant and equipment associated with the Nui Kem project (Note 12).

10 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

11. Deferred Exploration Expenditure
US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	Total
Cost as at January 1, 2012	3,898,206	8,611,586	7,526,402	756,675	20,792,869
Additions	97,049	434,376	3,137,451	39,909	3,708,785
Write-off deferred exploration costs	(91,070)	(1,186,433)	-	-	(1,277,503)
Cost as at June 30, 2012	3,904,185	7,859,530	10,663,853	796,584	23,224,152
Additions	4,802	15,918	1,251,601	-	1,272,321
Cost as at September 30, 2012	3,908,987	7,875,448	11,915,454	796,584	24,496,473

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	Total
Accumulated amortization as at January 1, 2012	(162,024)	(1,114,290)	-	-	(1,276,314)
Additions	(64,820)	(454,455)	-	-	(519,275)
Accumulated amortization as at June 30, 2012	(226,844)	(1,568,745)	-	-	(1,795,589)
Additions	-	(355,136)	-	-	(355,136)
Accumulated amortization as at September 30, 2012	(226,844)	(1,923,881)	-	-	(2,150,725)
Net book value as June 30, 2012	3,677,341	6,290,784	10,663,853	796,584	21,428,562
Net book value as at September 30, 2012	3,682,143	5,951,567	11,915,454	796,584	22,345,748

Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

As the Company did not yet have unencumbered access to the Capcapo property at September 30, 2012, exploration costs incurred to date in 2012 in respect of this property have been expensed.

Write-off of deferred exploration costs for Phuoc Son relates to exploration costs incurred within the core area of the Song Thanh Natural Reserve, which the Company no longer intends exploring or ultimately mining in future due to access issues surrounding reserve areas in Vietnam. Write-off of deferred exploration costs for Bong Mieu relates to the Nui Kem project, where mining will not be continued in future due to high operating costs and low grade ore.

12. Deferred Development Expenditure
US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Cost as at January 1, 2012	16,402,204	16,797,676	33,199,880
Additions	1,271,572	4,573,680	5,845,252
Cost as at June 30, 2012	17,673,776	21,371,356	39,045,132
Impairment charge as at June 30, 2012*	(9,066,659)	-	(9,066,659)
Additions	439,748	1,020,167	1,459,915
Cost as at September 30, 2012	9,046,865	22,391,523	31,438,388

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Accumulated amortization as at January 1, 2012	(3,653,351)	(9,270,039)	(12,923,390)
Additions	(2,485,766)	(3,932,783)	(6,418,549)
Accumulated amortization as at June 30, 2012	(6,139,117)	(13,202,822)	(19,341,939)
Additions	(189,191)	(1,241,915)	(1,431,106)
Accumulated amortization as at September 30, 2012	(6,328,308)	(14,444,737)	(20,773,045)
Net book value as at June 30, 2012	2,468,000	8,168,534	10,636,534
Net book value as at September 30, 2012	2,718,557	7,946,785	10,665,342

* Write-off of deferred development costs for Bong Mieu relates to the Nui Kem project, where mining will not be continued in future due to high operating costs and low grade ore.

11 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

13. Mine Properties
US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at January 1, 2012, June 30, 2012 and September 30, 2012	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Accumulated amortization as at January 1, 2012	(1,288,921)	(2,190,018)	-	-	-	(3,478,939)
Additions	(212,554)	(518,697)	-	-	-	(731,251)
Accumulated amortization as at June 30, 2012	(1,501,475)	(2,708,715)	-	-	-	(4,210,190)
Additions	(402,147)	(195,211)	-	-	-	(597,358)
Accumulated amortization as at September 30, 2012	(1,903,622)	(2,903,926)	-	-	-	(4,807,548)
Net book value as at June 30, 2012	1,719,195	2,286,348	31,276,437	1,333,333	550,000	37,165,314
Net book value as at September 30, 2012	1,317,048	2,091,138	31,276,437	1,333,333	550,000	36,567,956

The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business. Certain of the Company’s exploration and mining licenses described above, including Phuoc Son exploration license, Bong Mieu (Ho Gan) exploration license, and North Borneo Gold mining and exploration licenses are currently pending renewal.

Bong Mieu Gold Property
The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometers within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC"). The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of Bong Mieu Underground to commence. The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from the Bong Mieu Gold Project.

Phuoc Son Gold Property
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus on exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Minco, a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

Ore mined from Phuoc Son was trucked to the Bong Mieu processing facility under a trucking permit until December 31, 2010. The permit was renewed effective March 15, 2011, however, management decided not to utilize the permit opting instead to stock pile ore for treatment in the new processing plant.

The Company pays the Vietnam Government a royalty equal to 15 percent of the sales value of gold production in Vietnam from the Phuoc Son Gold Project.

12 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

Bau Gold Project
During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd and in May 2011, the Company acquired an additional 5.48 percent, taking its effective interest in the Bau Gold Project to 80.53 percent at December 31, 2011. In January 2012 the Company purchased an additional 2.72 percent, taking its effective interest to 83.25 percent at September 30, 2012. The remaining interest is held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company’s effective interest to 93.55 percent. As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters. Further information about the acquisition can be found in note 9.

Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation in respect of the Capcapo Gold Property in the Northern Philippines.

The terms of the joint venture agreement are described in note 9. The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by Jabel over the Patok property, also located in Abra Province, Northern Philippines.

Tien Thuan Gold Property
The Company holds an option to acquire a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company. Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

Enmore Gold Property
The Company holds a 100 percent interest in the Enmore Gold Project in north western New South Wales, Australia through two exploration licenses covering 290 km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2.

13 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

14. Cash and Cash Equivalents
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made at call and for less than one month, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits at September 30, 2012 and at June 30, 2012 approximates carrying value. The Group only deposits cash surpluses with major banks of high quality credit standing.

Cash and cash equivalents comprise the following:

US$ As at	September 30, 2012	June 30, 2012
Cash at banks and on hand	4,386,535	3,397,728
Short-term deposits	-	-
Total	4,386,535	3,397,728

15. Trade and Other Receivables
US$ As at	September 30, 2012	June 30, 2012
Trade receivables	48,738	45,490
Vietnam value-added tax	1,553,104	854,784
Deposits	679,315	657,956
Other receivables	85,478	55,885
Total	2,366,635	1,614,115

16. Inventories
US$ As at	September 30, 2012	June 30, 2012
Doré bars and gold bullion	5,679,381	4,991,918
Ore in stockpiles	218,039	474,492
Gold in circuit	1,153,139	1,064,236
Mine operating supplies & spares	4,967,801	4,764,765
Total	12,018,360	11,295,411

17. Other Financial Assets
US$ As at	September 30, 2012	June 30, 2012
Prepaid expenses	1,862,678	2,605,304
Total	1,862,678	2,605,304

Prepayments are entered into in the ordinary course of business and are generally utilized within a twelve month period.

14 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

18. Provisions
US$	Asset retirement obligations	Employee entitlements	Other	Total
At January 1, 2012	1,715,959	148,467	450,584	2,315,010
Arising during the six months	48,265	223,013	457,325	728,603
Write back of unused provisions	-	-	(2,675)	(2,675)
Accretion	77,757	-	-	77,757
Utilization	(90,010)	(171,611)	(486,064)	(747,685)
At June 30, 2012	1,751,971	199,869	419,170	2,371,010
Arising during the three months	58,206	120,768	118,787	297,761
Accretion	98,594	-	-	98,594
Utilization	(426)	(97,121)	(245,905)	(343,452)
At September 30, 2012	1,908,345	223,516	292,052	2,423,913

Comprising at September 30, 2012
Current	762,180	223,516	292,052	1,227,748
Non-current	1,146,165	-	-	1,146,165
Total	1,908,345	223,516	292,052	2,423,913

Comprising at June 30, 2012
Current	600,644	199,869	419,170	1,219,683
Non-current	1,151,327	-	-	1,151,327
Total	1,751,971	199,869	419,170	2,371,010

Asset Retirement Obligations
In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized US$2,044,783 in provisions before discount for this purpose. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at the date of the consolidated statement of financial position. The provision has been calculated using a discount rate of 6.9 percent. The rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income (loss) may be impacted.

Employee entitlements
Employee entitlements includes the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.

Other
Other provisions mainly represents a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

15 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

19. Derivative Financial Liabilities
US$ As at	September 30, 2012	June 30, 2012
Gold loan - gold price movements derivative	4,506,000	3,280,000
Gold loan vested warrants - conversion option	15,490	52,034
Convertible notes - conversion option	2,313,006	3,322,698
Convertible notes vested warrants - conversion option	1,920,447	2,688,875
	8,754,943	9,343,607

Current portion	4,521,490	3,280,000
Non-current portion	4,233,453	6,063,607
Total	8,754,943	9,343,607

Convertible Notes (Unsecured)
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company’s functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the statement of comprehensive income (loss).

8 percent redeemable promissory notes (“Gold Loan”)
The Gold loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date. The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices. However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above.

The call option component of the gold note, a derivative liability of the Company, has a value of US$4,508,000 at September 30, 2012 (US$3,296,000 as at June 30, 2012). Inputs used when valuing the call option components of the Gold Loan are:

	September 30, 2012	June 30, 2012
Gold futures prices	US$1,772 to US$1,779 per oz	US$1,608 to US$1,614 per oz
Exercise price (call options)	US$1,200 per oz	US$1,200 per oz
Term to maturity	0.17 to 0.68 years	0.42 to 0.92 years
Annualized volatility	25% to 45%	25% to 30%
Risk free rate	0.1% to 0.2%	0.2% to 0.3%

16 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

The put option component of the gold note, a derivative asset of the Company, has a value of US$2,000 at September 30, 2012 (US$16,000 as at June 30, 2012). Inputs used when valuing the put option components of the Gold Loan are:

	September 30, 2012	June 30, 2012
Gold futures prices	US$1,772 to US$1,779 per oz	US$1,608 to US$1,614 per oz
Exercise price (call options)	US$900 per oz	US$900 per oz
Term to maturity	0.17 to 0.68 years	0.42 to 0.92 years
Annualized volatility	30% to 55%	30% to 35%
Risk free rate	0.1% to 0.2%	0.2% to 0.3%

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company’s functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the statement of income (loss) and comprehensive income (loss).

17 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

20. Interest Bearing Loans and Borrowings
US$ As at	September 30, 2012	June 30, 2012
Gold loan	8,981,798	8,445,728
Secured bank loan	4,773,374	3,028,593
	13,755,172	11,474,321

Current portion	13,755,172	11,474,321
Non-current portion	-	-
Total	13,755,172	11,474,321

8 percent redeemable promissory notes (“Gold Loan”)
On June 21, 2010 the Company announced that it had consummated a private placement consisting of (i) a Gold Loan and (ii) common stock purchase warrants. The Gold Loan is secured by certain assets of the Company and Formwell Holdings Limited and New Vietnam Mining Corporation (“Guarantors”).

As at September 30, 2012
	Issued	Maturity	Interest Rate (%)	Number of Units	Face Value USD
Gold Loan	June 18, 2010	May 31, 2013	8	1,314	9,360,000

As at September 30, 2012, the Gold Loan has a face value of US$9,360,000 (June 30, 2012: US$9,360,000). The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$12,600,000. It was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears.

The Gold Loan initially obligates the Company to deliver gold as settlement of the loan’s principal, subject to the adjustment feature described in note 19.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities.

The Company did not exercise its option for early repayment through a one-off provision for the early redemption of the Gold Loan on November 30, 2011.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as US$18.189 million.

As part of this offering, the Company issued broker warrants which were valued at US$0.252 million and have been recorded as part of the transaction cost.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income (loss) in the consolidated statement of comprehensive income (loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at September 30, 2012, including the following:

▪	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

Secured bank loan
In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with Vietcombank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate is specified at the time of drawdown and may be adjusted every three months. The interest rate for drawdowns to September 30, 2012 is 5.5 percent per annum. The bank loan is secured over plant and equipment with a net carrying value of US$11,245,393 (Note 10).

18 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

21. Convertible Notes
US$ As at	September 30, 2012	June 30, 2012
Convertible notes	27,007,150	24,941,680
Current portion	1,002,852	621,092
Non-current portion	26,004,298	24,320,588
Total	27,007,150	24,941,680

At September 30, 2012
Convertible Notes	Issued	Maturity	Interest Rate (%)	Number of Units	Face Value CAD	Face Value USD	Effective Interest Rate (%)	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes(1)	26-Mar-10	26-Mar-14	9	12,709,942	10,676,355	-	31.9	0.42	25,419,893
8% CAD Notes(2)	29-Apr-11	29-Apr-15	8	150	15,000,000	-	36.8	0.50	30,000,000
8% USD Notes(3)	6-May-11	6-May-15	8	14,600,000	-	14,600,000	24.5	0.51	28,627,451
(1) The 9% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.
(2) The 8% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.
(3) The 8% USD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at September 30, 2012, including the following:

▪	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

19 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

22. Trade and Other Payables
US$ As at	September 30, 2012	June 30, 2012
Current:
Trade payables	10,491,785	9,316,329
Accruals and other payables	4,249,136	5,007,132
Total	14,740,921	14,323,461

23. Other Financial Liabilities
The Company had capital leases for projects related to the Phuoc Son property.

US$ As at	September 30, 2012	June 30, 2012
Total minimum lease payments – current	668,214	872,782
Total	668,214	872,782

As all lease payments will be settled within one year, the present value of the lease payments approximates their book value.

20 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

24. Issued Capital and Reserves

Common shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.

The following table shows movements in the capital stock of the Company for the three-month period ended September 30, 2012, and the six months ended June 30, 2012.
	Number of Shares	Amount (US$)
Common shares, January 1, 2012	380,593,907	135,846,955
Exercise of options	817,458	197,856
Common shares bought back and cancelled(1)	(2,630,179)	(910,114)
Common shares, June 30, 2012	378,781,186	135,134,697
Common shares, September 30, 2012	378,781,186	135,134,697
(1) In 2012 the Company bought back 2,630,179 shares on market at an average price of USD$0.35 per share and cancelled them.

Common Share Buy-back Program
On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the “Normal Course Issuer Bid”) and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10 percent of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25 percent of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

Stock options
Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the three-month period ended September 30, 2012, and the six month period ended June 30, 2012.

	September 30, 2012		June 30, 2012
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	37,882,756	0.47	35,278,977	0.54
Granted	5,532,500	0.24	14,737,960	0.42
Exercised	-	-	(1,092,960)	0.12
Cancelled/expires	(2,767,671)	0.57	(11,041,221)	0.66
Outstanding, end of the period	40,667,585	0.43	37,882,756	0.47
Options exercisable at the end of the period	22,085,458	0.49	24,433,130	0.50

21 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

The following table summarizes information about the stock options outstanding as at September 30, 2012.

	Options Outstanding			Options Exercisable
Range of exercise price CAD	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price CAD	Number exercisable	Weighted average exercise price CAD
0.12	297,654	1.26	0.12	297,654	0.12
0.20 - 0.29	7,387,500	4.84	0.25	-	-
0.30 - 0.39	4,470,000	4.50	0.33	-	-
0.40 - 0.49	13,697,184	2.88	0.41	13,643,851	0.41
0.50 - 0.59	9,285,558	4.13	0.52	2,697,598	0.53
0.60 – 0.69	2,350,000	1.97	0.60	2,316,667	0.60
0.70 – 0.79	2,763,022	3.38	0.72	2,713,022	0.72
0.80 – 0.89	416,667	.99	0.80	416,667	0.80
	40,667,585		0.43	22,085,458	0.49

During the three-month period ended September 30, 2012, 5,532,500 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at CAD$397,533. These options have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP), being the listing of the stock activities for five business days from the grant date. All of the options vest twelve months after the grant date.

Warrants
The following table shows movements in number of warrants of the Company for the three-month period ended September 30, 2012, and the six months ended June 30, 2012.
	September 30, 2012		June 30, 2012
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	39,508,908	0.86	39,508,908	0.86
Granted	-	-	-	-
Exercised	-	-	-	-
Outstanding, end of the period	39,508,908	0.86	39,508,908	0.86

22 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

Reserves
The changes in other reserves for the three-month period ended September 30, 2012 is as follows:
US$	Other reserves	Broker warrants	Foreign currency	Equity based compensation reserve	Investment premium reserve	Total
Balance at January 1, 2012	(93,627)	1,418,045	(2,513,078)	11,763,211	(15,034,091)	(4,459,540)
Options granted and vested	-	-	-	1,462,067	-	1,462,067
Options exercised	-	-	-	(173,808)	-	(173,808)
Investment in subsidiary	-	-	-	-	(2,467,609)	(2,467,609)
Balance at June 30, 2012	(93,627)	1,418,045	(2,513,078)	13,051,470	(17,501,700)	(5,638,890)
Options granted and vested	-	-	-	613,181	-	613,181
Balance at September 30, 2012	(93,627)	1,418,045	(2,513,078)	13,664,651	(17,501,700)	(5,025,709)

Other reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

Broker warrants
This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.

Foreign currency translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Equity based compensation reserve
This reserve records the movements in equity based compensation.

Investment premium reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.

23 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

25. Employee Entitlements

Share based payments
Equity settled share based payments are valued at grant date using a Black Scholes model.

Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The total share compensation expense recognized for stock options during the three-month period ended September 30, 2012 is US$613,181 (three-month period ended September 30, 2011 - US$314,738).

During the three-month period ended September 30, 2012, 5,532,500 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at US$397,533. These options have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP), being the listing of the stock activities for five business days from the grant date. All 5,532,500 outstanding options vest after 12 months from the grant date.

Deferred share units
In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change. Total DSUs granted as at September 30, 2012 were 237,357 units. No DSUs were granted during the three months ended September 30, 2012, and 237,357 were due to be paid out at September 30, 2012. Liabilities related to this plan are recorded in accrued liabilities and totaled US$53,075 as at September 30, 2012 (as at September 30, 2011 - US$206,828). Compensation income related to this plan for the three-month period ended September 30, 2012 was US$4,811 (income for the three-month period ended September 30, 2011: US$70,199).

24 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

26. Related Party Disclosure
The Financial Statements include the financial statements of Olympus Pacific Minerals Inc. and the subsidiaries listed in the following table:

		% equity held as at September 30
Name	Country of Incorporation	2012	2011
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	100
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.25	80.53
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the Group was as follows:
Three months ended September 30	2012	2011
Management fees and salary	763,576	640,951
Share based compensation	405,257	238,233
Total compensation of key management	1,168,833	879,184

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Management fees and reimbursement of expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and 2011; Action Management Limited and Starsail Capital Limited associated with Charles Barclay in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011; Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust associated with John Seton in 2012 and 2011; K&K Management GmbH associated with Klaus Leiders in 2012; and Bolt Solutions Corporation associated with Darin Lee in 2012.

25 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

Directors' interest in the stock option plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:
			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	September 30, 2012	June 30, 2011
Mar-07	Mar-12	0.65	-	-
Mar-07	Mar-12	0.75	-	-
Jun-08	Jan-13	0.40	1,809,000	1,809,000
Apr-09	Jan-14	0.12	-	-
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Feb-10	Apr-12	0.87278	-	-
Feb-10	Jun-12	0.5742	-	-
Jun-10	Apr-15	0.42	2,250,000	2,250,000
Jun-10	Apr-15	0.60	2,250,000	2,250,000
Sep-10	Dec-14	0.45	-	-
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Aug-11	Aug-16	0.515	-	-
Sep-11	Sep-16	0.532	751,599	751,599
Jan-12	Jan-17	0.420	1,250,000	1,250,000
Feb-12	Feb-17	0.520	3,472,872	3,472,872
Mar-12	Mar-17	0.330	3,015,000	3,015,000
May-12	May-13	0.320	150,000	150,000
Total			18,090,467	18,090,467

Directors' interest in the deferred share units plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.
	Units		Value of Units Outstanding (US$)
As at	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
14/05/2008	116,667	116,667	26,088	28,452
14/05/2009	120,690	120,690	26,987	29,433
Total of deferred share units outstanding	237,357	237,357	53,075	57,885

27. Commitments and Contingencies
As at September 30, 2012
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Thereafter
Capital lease obligations	668,214	668,214	-	-	-	-
Operating leases	790,946	573,220	123,796	64,566	29,364	-
Purchase obligations - supplies & services	1,713,477	1,661,592	51,885	-	-	-
Purchase obligations - capital	241,947	241,947	-	-	-	-
Asset retirement obligations	1,908,345	762,181	400,943	94,535	136,617	514,070
Total	5,322,929	3,907,153	576,624	159,101	165,981	514,070

In the normal course of business, the Company is subject to various legal claims. Provisions are recorded where claims are likely and estimable.

26 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

28. Financial Instruments
The Company’s activities expose it to a variety of financial risks; credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. These risks arise from exposures that occur in the normal course of business and are managed by the Officers of the Company. Material risks are monitored and are regularly discussed with the Audit Committee of the Board.

Market and commodity price risk
The profitability of the operating subsidiaries of the Company is related to the market price of gold and silver. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the three-month period ended September 30, 2012 the Company sold gold at the weighted average price of US$1,649 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company’s net income by approximately US$1,162,625 in the three-month period.

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013. The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement. Components of the Gold Loan that exhibit characteristics of a derivative are discussed in note 19.

Foreign exchange risk
The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the Olympus is the US dollar. The functional currency of significant subsidiaries is also in US dollars. The subsidiaries transact in a variety of currencies but primarily in the US dollar, Vietnamese dong and Malaysian ringgit.

The most significant transaction exposure arises in Olympus in Canada. The balance sheet of Olympus includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars. Olympus is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the statement of comprehensive income (loss).

At present, the Company does not hedge foreign currency transaction or translation exposures.

Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments measured at fair value use level 2 valuation techniques in all years.

There have been no transfers between fair value levels during the reporting period.

Interest rate risk
As at September 30, 2012, the Company holds Convertible Note liabilities that attract interest at fixed rates of 8 percent and 9 percent (refer note 21). The Company also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8 percent per annum (refer notes 19 and 20). There is no risk of the interest rate increasing for these convertible notes and the gold loan as the rates are fixed.

Credit risk
Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash and cash equivalents with two major financial institutions in Canada.

Credit risk exposure is mitigated because the Company can sell the gold it produces on many different markets and payment is typically received within two weeks of shipment. The Company’s receivables are all current.

27 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

Liquidity risk
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2012, the Company was holding cash and cash equivalents of US$4,386,535 (June 30, 2012 - US$3,397,728). A table of commitments and contractual obligations of the Company are presented in note 27.

Principal repayments on debt are due as follows:
	Repayments during the three months ended September 30
US$	2013	2014	2015	Total
Convertible notes – CAD 9%	-	10,414,784	-	10,414,784
Convertible notes – CAD 8%	-	-	14,632,500	14,632,500
Convertible notes – USD 8%	-	-	14,600,000	14,600,000
Gold Loan	9,360,000	-	-	9,360,000
Total	9,360,000	10,414,784	29,232,500	49,007,284

Capital management
The objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long-term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry. The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control. The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets. To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:

▪	maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;

▪	preparing detailed budgets, by project, that are approved by the Board of Directors (the “Board”) for development, exploration, acquisition and corporate costs;

▪	routine internal reporting and Board meetings to review actual versus budgeted spending; and

▪	detailed project financial analysis to determine new funding requirements.

As at September 30, 2012, the Company has convertible debt and gold loan debt totaling US$40,762,322 (June 30, 2012: US$36,416,001) and a cash balance of US$4,386,535 (June 30, 2012: US$3,397,728).

Total managed capital as at September 30, 2012 was US$105,014,306 (June 30, 2012: US$105,633,287). The Company has no obligation to pay dividends on share capital.

	September 30, 2012	June 30, 2012
Current
Interest-bearing loans and borrowings	13,755,172	11,474,321
Convertible notes	1,002,852	621,092
Trade and other payables	14,740,921	14,323,461
Derivative financial liabilities	4,521,490	3,280,000
Non-Current
Convertible notes	26,004,298	24,320,588
Derivative financial liabilities	4,233,453	6,063,607
Less:
Cash	(4,386,535)	(3,397,728)
Trade and other receivables	(2,366,635)	(1,614,115)
Net Debt	57,505,016	55,071,226
Equity	47,509,290	50,562,061
Capital and Net Debt	105,014,306	105,633,287

29. Subsequent Events
On October 26, 2012, the shareholders of the Company met and unanimously agreed to change the company name to Besra Gold Inc. The name will be formally registered and launched in late November 2012.

28 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

On November 6, 2012, the Company reached an agreement with Euro Pacific Capital Inc. to propose certain amendments to holders of the Company’s outstanding convertible notes and gold loan notes. The revised notes will not be convertible into or exchangeable for any other securities of the Company, will pay interest at the rate of 8 percent per annum, mature on May 6, 2015, and will entitle the holders to share in 70 percent of the increase in the gold price from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (Gold price to be calculated on twenty day average price May 6, 2015).

END OF NOTES TO FINANCIAL STATEMENTS

29 | Olympus First Quarter 2013

Notes to the Financial Statements
September 30, 2012

Board of Directors and
Senior Officers

Board of Directors

David A. Seton
Executive Chairman

Kevin M. Tomlinson
Deputy Chairman and Lead Independent Director

Leslie G. Robinson
Independent

N. Jon Morda
Independent

Senior Officers

David A. Seton
Executive Chairman

John A. G. Seton
Chief Executive Officer

S. Jane Bell
Chief Financial Officer

Charles A. F. Barclay
Chief Technical Officer

Peter Tiedemann
Chief Information Officer

Paul F. Seton
Chief Commercial Officer

Darin M. Lee
Chief Operating Officer

James W. Hamilton
VP Investor Relations

Jeffrey D. Klam
General Counsel & Corporate Secretary

Corporate Information

Auditors
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Telephone: 416 864 1234
Facsimile: 416 864 1174

Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1

Inquiries relating to shareholdings should be directed to the Transfer Agent.

Toll-Free: 800 564 6253 (North America)
Toll-Free: 514 982 7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia

Telephone: 61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com

Stock Exchange Listings
Toronto Stock Exchange: OYM
Australian Securities Exchange: OYM
OTCQX : OLYMF
Frankfurt Stock Exchange: OP6

info@olympuspacific.com
www.olympuspacific.com

Corporate Office
Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416 572 2525
Toll-Free: 888 902 5522
Facsimile: 416 572 4202
info@olympuspacific.com